                                                                    EXHIBIT 99.3



FOR IMMEDIATE RELEASE


                           RAMSAY YOUTH SERVICES, INC.
                        AWARDED YOUTH PROGRAM IN FLORIDA


CORAL GABLES, FLORIDA, FEBRUARY 3, 2003 . . . RAMSAY YOUTH SERVICES, INC. (NASDAQ:RYOU) announced today that it has been awarded a contract by the Florida Department of Juvenile Justice to operate the Polk Youth Development Center, a 350-bed residential program for high risk males located in Polk County, Florida. The contract has a term of five years and is expected to generate over $9.7 million in annual revenue.

Commenting on the new contract, Luis E. Lamela, President and CEO of Ramsay Youth Services, Inc., said, "We look forward to working with the Florida Department of Juvenile Justice on this program. We are eager to assist these youth in obtaining the educational, vocational and treatment services they need to be successful in society."

Ramsay Youth Services, Inc. is a leading provider and manager of mental health, substance abuse and behavioral health programs and services in residential and non-residential settings in eleven states and the Commonwealth of Puerto Rico.

Except for historical information contained herein, the matters set forth in this news release are forward-looking statements as defined under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements involve known and unknown risks and uncertainties. Actual operations and results may differ materially from those expected in the forward looking statements made by the Company. Please refer to Ramsay's filings with the Securities and Exchange Commission for additional information, specifically the Risk Factors section in the Company's Form 10K for the year ended December 31, 2001.




Contact: Isa Diaz
         Executive Vice President Corporate Relations
         (305) 569-4626